TSX, NYSE - HBM 2021 No. 23
25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel: 416 362-8181 fax: 416 362-7844 hudbay.com	News Release

Hudbay Announces Third Quarter 2021 Results

Toronto, Ontario, November 3, 2021 - Hudbay Minerals Inc. ("Hudbay" or the "company") (TSX, NYSE:HBM) today released its third quarter 2021 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Third Quarter Operating and Financial Results

  Generated $359.0 million in revenue, $103.5 million of operating cash flow before change in non-cash working capital and $119.3 million of adjusted EBITDAi in the third quarter of 2021 from higher realized base metals prices and higher gold sales volumes, partially offset by lower base metals sales volumes.
  Consolidated copper production in the third quarter was 23,245 tonnes; quarterly consolidated gold production increased by 35% to 53,872 ounces in the third quarter, compared to the second quarter in 2021, a record for Hudbay.
  Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product creditsi, were $0.62 and $1.97, respectively, an improvement of 26% and 12% compared to the second quarter of 2021.
  Third quarter Peru production was boosted by significantly higher gold grades from Pampacancha and record gold recoveries, leading to record quarterly gold revenue. Pampacancha production continues to ramp-up, achieving a 109% increase in ore production quarter over quarter.
  Third quarter Manitoba production benefited from higher throughput and higher gold grades at Lalor but was negatively impacted by lower zinc grades and zinc recoveries, limiting overall zinc concentrate feed to the zinc plant. Manitoba results included initial gold production from New Britannia's gold circuit.
  On track to meet annual production guidance for copper, gold, zinc and silver in concentrate and doré, consolidated sustaining capital expenditures, and Manitoba unit operating cost in 2021. After adjusting for unbudgeted COVID-related costs in Peru, full year unit operating costs for Peru are expected to be around the top end of the 2021 guidance range.
  Third quarter net loss and loss per share were $170.4 million and $0.65, respectively. After normalizing for an impairment charge related to higher estimated closure costs associated with the company's updated Flin Flon closure plan and the Flin Flon restructuring charges, amongst other items, third quarter adjusted net earningsi per share were $0.15.
  Cash and cash equivalents increased during the third quarter to $297.5 million as at September 30, 2021, mainly as a result of $139.8 million of cash generated from operations, partially offset by $89.1 million of capital investments primarily for the construction of the New Britannia project and sustaining capital expenditures, and $33.6 million of interest paid on the company's senior unsecured notes.

Executing on Growth Initiatives

  New Britannia has achieved project completion as construction activities at the new copper flotation facility concluded in October. Refurbishment and commissioning activities at the gold mill were completed in July 2021, and the mill achieved first gold production on August 11, 2021. Commissioning of the copper circuit was completed and first production of concentrate was achieved in October, ahead of the original schedule, while ramp-up activities at the flotation plant continue. Annual gold production from Lalor and the Snow Lake operations is on track to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of operation starting in 2022.

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  Mining activities at the Pampacancha satellite pit continue to advance as planned with grades and tonnes reconciling well against the mine plan, achieving the expected increase in gold grades in 2021 and on track for achieving higher copper grades in 2022, in line with recent company guidance.
  Recent Copper World drilling has identified three new deposits for a total of seven distinct deposits with a combined strike length of over seven kilometres. The company remains on track to complete an initial inferred resource estimate before the end of the year and a preliminary economic assessment in the first half of 2022.
  Scoping study planned for 2022 to examine the opportunity to reprocess tailings in Flin Flon after the closure of the 777 mine, which could further increase metal production, defer closure costs and reduce the environmental footprint of the tailings facility.
  Amended and restated Hudbay's senior secured revolving credit facilities to increase available borrowings to $450 million and enhance the company's financial flexibility, while extending the maturity to 2025.

"Our third quarter performance demonstrates our continued focus on execution and delivery in 2021 as we enjoyed the first full quarter of Pampacancha production and we started to see the benefits of higher gold from the New Britannia mill," said Peter Kukielski, President and Chief Executive Officer. "We also recently commissioned the new copper flotation circuit at New Britannia, ahead of our expected timelines. With the completion of the Pampacancha and New Britannia growth projects, we are on the cusp of achieving significantly increased cash flows from these high-return investments for many years to come. We are also very pleased to have continued exploration success at our Copper World project and look forward to advancing the opportunity for a private land operation in Arizona to unlock further value for our stakeholders."

Summary of Third Quarter Results

Cash generated from operating activities in the third quarter of 2021 increased to $139.8 million, compared to $96.4 million in the second quarter and $51.8 million in the first quarter of 2021. Operating cash flow before change in non-cash working capital was $103.5 million during the third quarter of 2021, reflecting a decrease of $29.3 million compared to the second quarter of 2021, primarily as a result of lower base metals sales volumes and lower realized copper and precious metals prices, partially offset by higher precious metals sales volumes.

Consolidated copper production in the third quarter of 2021 was 23,245 tonnes, generally in-line with the second quarter of 2021 as slightly lower copper production in Peru was offset by higher copper production in Manitoba. Consolidated gold production in the third quarter of 2021 was 53,872 ounces, a quarterly record for Hudbay and a 35% increase from the second quarter of 2021, due to higher gold grades from Pampacancha and record gold recoveries in Peru, along with significantly higher gold grades at Lalor. Zinc production in the quarter was 20,844 tonnes, a slight decrease from the second quarter as production volumes were lower in Flin Flon. Consolidated silver production increased to 763,168 ounces, an 11% increase versus the second quarter of 2021, primarily due to higher silver grades milled in Peru and Snow Lake.

In the third quarter of 2021, consolidated cash cost per pound of copper produced, net of by-product creditsi, was $0.62, compared to $0.84 in the second quarter of 2021. This 26% decrease was mainly a result of lower operating costs. Sustaining cash cost per pound of copper produced, net of by-product creditsi, decreased to $1.97 in the third quarter of 2021, from $2.25 in the second quarter, primarily due to the same factors affecting cash cost as well as slightly lower sustaining capital expenditures. Consolidated cash cost and sustaining cash cost per pound of copper produced, net of by-product credits, are expected to remain within the guidance ranges for 2021.

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Net loss and loss per share in the third quarter of 2021 were $170.4 million and $0.65, respectively, compared to a net loss and loss per share of $3.4 million and $0.01, respectively, in the second quarter of 2021. Third quarter results were negatively impacted by an updated closure plan reflecting higher estimates for closure activities in Flin Flon, primarily related to water treatment costs. The higher closure cost estimate has resulted in an increase to the company's environmental obligation and a corresponding increase to Flin Flon's property plant and equipment. However, as the closure of Flin Flon is expected to commence within 12 months, an impairment charge was made resulting in a loss of $147.3 million. The quarterly financial results were also negatively impacted by Flin Flon restructuring charges comprising an inventory supplies write down of $5.4 million and a severance accrual of $3.6 million for unionized employees, as well as an increase in past service pension cost provision of $4.2 million related to pensions for Manitoba unionized employees.

Adjusted net earningsi and adjusted net earnings per sharei in the third quarter of 2021 were $38.2 million and $0.15 per share after normalizing for an impairment due to the updated Flin Flon closure plan and the Flin Flon restructuring charges, among other items. This compares to adjusted net earnings and adjusted net earnings per share of $5.4 million and $0.02 per share in the second quarter of 2021. Third quarter adjusted EBITDAi was $119.3 million, compared to $143.2 million in the second quarter of 2021, primarily due to lower base metal sales volumes and lower realized copper and precious metals prices, partially offset by higher precious metals sales volumes.

As at September 30, 2021, Hudbay's liquidity includes $297.5 million in cash and cash equivalents as well as undrawn availability of $297.3 million under its credit facilities. The company's liquidity position was further enhanced in October through the successful renegotiation of the credit facilities to increase available borrowings to $450 million, while extending the maturity to 2025.

Financial Condition ($000s)	Sep. 30, 2021	Jun. 30, 2021	Dec. 31, 2020
Cash and cash equivalents	297,451	294,287	439,135
Total long-term debt	1,182,612	1,181,195	1,135,675
Net debt[1]	885,161	886,908	696,540
Working capital	159,917	219,799	306,888
Total assets	4,504,661	4,587,827	4,666,645
Equity	1,490,180	1,658,924	1,699,806

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

Financial Performance		Three Months Ended
		Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Revenue	$000s	358,961	404,242	316,108
Cost of sales	$000s	444,379	322,060	276,830
(Loss) earnings before tax	$000s	(147,830)	14,819	(23,944)
(Loss) earnings	$000s	(170,411)	(3,395)	(23,955)
Basic and diluted (loss) earnings per share	$/share	(0.65)	(0.01)	(0.09)
Adjusted earnings (loss) per share[1]	$/share	0.15	0.02	(0.10)
Operating cash flow before change in non-cash working capital	$ millions	103.5	132.8	84.4
Adjusted EBITDA[1]	$ millions	119.3	143.2	96.1

[1] Adjusted loss per share and adjusted EBITDA are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Consolidated Production and Cost Performance		Three Months Ended
		Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Contained metal in concentrate produced[1]
Copper	tonnes	23,245	23,474	25,395
Gold	ounces	53,872	39,848	29,277
Silver	ounces	763,168	685,916	671,685
Zinc	tonnes	20,844	21,538	30,570
Molybdenum	tonnes	282	295	392
Precious metal in doré produced
Gold	ounces	404	-	-
Silver	ounces	10	-	-
Payable metal sold
Copper	tonnes	21,136	25,176	25,903
Gold[2]	ounces	47,844	38,205	30,605
Silver[2]	ounces	701,601	577,507	705,495
Zinc[3]	tonnes	21,619	25,361	26,520
Molybdenum	tonnes	304	265	313
Consolidated cash cost per pound of copper produced[4]
Cash cost	$/lb	0.62	0.84	0.65
Peru	$/lb	1.26	1.85	1.54
Manitoba	$/lb	(1.64)	(3.51)	(3.41)
Sustaining cash cost	$/lb	1.97	2.25	2.02
Peru	$/lb	2.31	2.69	2.29
Manitoba	$/lb	0.75	0.36	0.83
All-in sustaining cash cost	$/lb	2.18	2.48	2.25

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.

2 Includes total payable gold and silver in concentrate and in doré sold.

3 Includes refined zinc metal sold and payable zinc in concentrate sold.

4 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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Peru Operations Review

Peru Operations		Three Months Ended
		Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Constancia ore mined[1]	tonnes	6,208,019	8,016,373	8,455,668
Copper	%	0.30	0.30	0.31
Gold	g/tonne	0.04	0.04	0.03
Silver	g/tonne	2.76	3.02	2.55
Molybdenum		0.01	0.01	0.02
Pampacancha ore mined	tonnes	2,050,813	982,992	-
Copper	%	0.27	0.26	-
Gold	g/tonne	0.27	0.27	-
Silver	g/tonne	3.58	4.43	-
Molybdenum		0.01	0.01	-
Ore milled	tonnes	6,985,035	7,413,043	7,480,655
Copper	%	0.30	0.31	0.33
Gold	g/tonne	0.11	0.07	0.03
Silver	g/tonne	3.93	2.88	2.68
Molybdenum		0.01	0.01	0.02
Copper recovery	%	84.9	83.3	83.3
Gold recovery	%	71.9	62.2	51.6
Silver recovery	%	59.1	68.2	66.7
Molybdenum recovery		33.5	33.3	30.4
Contained metal in concentrate
Copper	tonnes	18,072	19,058	20,803
Gold	ounces	17,531	10,220	3,333
Silver	ounces	521,036	468,057	430,208
Molybdenum	tonnes	282	295	392
Payable metal sold
Copper	tonnes	16,065	19,946	21,654
Gold	ounces	16,902	5,638	3,753
Silver	ounces	457,263	315,064	433,595
Molybdenum	tonnes	304	265	313
Combined unit operating cost[2,3,4]	$/tonne	11.62	11.25	9.85
Cash cost[4]	$/lb	1.26	1.85	1.54
Sustaining cash cost[4]	$/lb	2.31	2.69	2.29

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.

2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

3 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

4 Includes approximately $4.8 million, or $0.69 per tonne, of COVID-related costs during the three months ended September 30, 2021 and $6.3 million, or $0.85 per tonne, during the three months ended June 30, 2021.

While Peru has experienced notable improvements in COVID-19 statistics throughout 2021, Hudbay continues to maintain stringent COVID-19 measures and controls to ensure the safety of its workforce, partners and the communities in which the company operates. This has allowed Constancia to continue to operate safely although it has resulted in elevated unit operating costs due to the ongoing COVID-related protocols.

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During the third quarter 2021, the Constancia operations produced 18,072 tonnes of copper, 17,531 ounces of gold, 521,036 ounces of silver and 282 tonnes of molybdenum. While copper production was 5% lower than the second quarter due to a planned semi-annual mill maintenance shutdown in July, gold and silver production increased by 72% and 11%, respectively, due to significantly higher gold and silver head grades from Pampacancha and significantly higher gold recoveries. This was a record quarter for gold production, grades and recoveries in Peru. Other than molybdenum, which is expected to fall slightly below the 2021 guidance range but in-line with the recently published mine plan, Hudbay expects the production of all other metals in Peru to be in line with the 2021 full year guidance.

Total ore mined during the third quarter of 2021 decreased by 8% from the second quarter of 2021 as mining levels were optimized for mill throughput. Ramp-up of mining activity at Pampacancha has increased steadily since first production in April 2021. Total Pampacancha ore mined during the third quarter increased by 109% to 2.1 million tonnes compared to the second quarter of 2021. Tonnes of ore milled during the third quarter of 2021 were 6% lower than the second quarter of 2021 due to the scheduled mill maintenance shutdown. Milled grades for copper were slightly lower than the second quarter but were in line with the mine plan. Milled grades for gold and silver were 57% and 36% higher, respectively, than the second quarter due to significantly higher precious metal head grades from Pampacancha.

Peru achieved record gold recoveries in the third quarter of 2021, significantly above the second quarter of 2021, mainly due to higher grades from Pampacancha. Meanwhile, copper recoveries increased due to lower levels of contaminants and silver recoveries decreased as a result of lower-than-expected recoverable silver values in the earlier, more oxidized ores from Pampacancha. Recent metallurgical test work indicates that Pampacancha silver recoveries are expected to increase to targeted levels in 2022.

Combined mine, mill and G&A unit operating costs in the third quarter of 2021 were $11.62 per tonne, compared to $11.25 in the second quarter of 2021, primarily due to higher milling costs and fewer tonnes milled due to the scheduled mill maintenance program during the quarter. Costs have been generally higher in 2021 as a result of higher ore hardness, higher steel prices affecting grinding media costs, higher fuel prices impacting hauling costs and COVID-19 expenditures. COVID-related costs in Peru were $4.8 million in the third quarter and are expected to continue at a similar run-rate into the fourth quarter of 2021. Unit operating costs in the third quarter were $10.93 per tonne excluding these COVID-related costs. Hudbay expects Peru unit operating costs to be around the top end of the 2021 guidance range after adjusting for unbudgeted COVID-related costs.

Peru's cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2021 was $1.26, a 32% improvement over the second quarter. The significant reduction in cash cost was due to higher by-product credits and lower operating costs, partially offset by lower copper production. Peru's sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2021 decreased to $2.31, compared to $2.69 in the second quarter of 2021, due to same factors noted above affecting cash costs, offset by higher sustaining capital expenditures.

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Manitoba Operations Review

Manitoba Operations		Three Months Ended
		Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Lalor ore mined	tonnes	392,380	356,951	357,213
Copper	%	0.86	0.64	0.66
Zinc	%	3.60	3.81	5.98
Gold	g/tonne	3.85	3.19	2.28
Silver	g/tonne	22.13	22.98	21.23
777 ore mined	tonnes	256,536	255,170	264,905
Copper	%	1.06	0.82	0.98
Zinc	%	3.88	3.57	3.95
Gold	g/tonne	1.96	1.97	2.01
Silver	g/tonne	22.99	23.35	24.25
Stall Concentrator & New Britannia Mill:
Ore milled	tonnes	408,201	317,484	335,739
Copper	%	0.82	0.68	0.68
Zinc	%	3.58	4.06	6.11
Gold	g/tonne	3.84	3.19	2.35
Silver	g/tonne	23.32	22.02	22.08
Copper recovery	%	84.3	88.8	84.0
Zinc recovery	%	88.2	88.1	92.7
Gold recovery	%	53.4	55.5	57.4
Silver recovery	%	52.7	55.1	57.5
Flin Flon Concentrator:
Ore milled	tonnes	258,062	329,503	322,156
Copper	%	1.06	0.89	0.99
Zinc	%	3.86	3.65	4.07
Gold	g/tonne	1.96	2.06	1.99
Silver	g/tonne	22.93	23.65	24.01
Copper recovery	%	85.2	84.8	83.9
Zinc recovery	%	82.2	84.8	87.9
Gold recovery	%	58.1	52.9	55.3
Silver recovery	%	42.4	37.5	42.0
Total contained metal in concentrate and doré
Copper	tonnes	5,173	4,416	4,592
Zinc	tonnes	20,844	21,538	30,570
Gold	ounces	36,745	29,628	25,944
Silver	ounces	242,141	217,859	241,477
Total payable metal sold
Copper	tonnes	5,071	5,230	4,249
Zinc[1]	tonnes	21,619	25,361	26,520
Gold[2]	ounces	30,941	32,567	26,852
Silver[2]	ounces	244,338	262,443	271,900
Combined unit operating cost[3],[4]	C$/tonne	147	148	126
Cash cost[4]	$/lb	(1.64)	(3.51)	(3.41)
Sustaining cash cost[4]	$/lb	0.75	0.36	0.83

1 Includes refined zinc metal sold and payable zinc in concentrate sold.

2 Includes total payable precious metals in concentrate and in doré sold.

3 Reflects combined mine, mill and G&A costs per tonne of ore milled.

4 Combined unit cost, cash cost and sustaining cash cost are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.

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As the Manitoba business started to see the benefits from the commencement of gold production at the New Britannia mill, production of copper, gold and silver increased during the third quarter, compared to the second quarter of 2021, while production of zinc decreased. Production during the quarter included 5,173 tonnes of copper, 36,745 ounces of gold, 242,141 ounces of silver and 20,844 tonnes of zinc. Hudbay expects the production of all metals contained in concentrate and doré in Manitoba to be in line with the 2021 full year guidance.

Mining operations at Lalor have started to consistently produce and separate the gold and copper-gold ores as feed for the New Britannia mill. At the end of the third quarter of 2021, approximately 35,000 tonnes of gold ore is stockpiled as feed for New Britannia, a decrease of approximately 12,000 tonnes from the end of the second quarter of 2021. The 777 mine is now within nine months of closure and the focus continues to be on mining out the remaining reserves by completing the necessary ground rehabilitation in order to access old workings and remnant stopes.

Ore mined at the Manitoba operations during the third quarter of 2021 was higher than the second quarter of 2021 due to higher production rates at Lalor. Copper and gold grades were higher compared to the previous quarter, mainly due to increased mining of gold and copper-gold stopes at Lalor, in line with the mine plan. Mined zinc grades were lower than the previous quarter as mining of the gold zones at Lalor were prioritized during the quarter.

During the third quarter of 2021, New Britannia processed 41,827 tonnes of high gold content ore and produced 404 ounces of gold in doré after pouring its first doré bar on August 11. The gold and silver recoveries are expected to increase in the fourth quarter after ramp-up of the mill during the third quarter. Construction of the new copper flotation circuit was completed in October 2021, followed by a brief commissioning period completed ahead of schedule. Ramp-up activities at the copper circuit are underway and are on track for completion in the fourth quarter of 2021.

Ore processed at the Stall concentrator and New Britannia mill during the third quarter was 29% higher than the second quarter. Combined Stall and New Britannia recoveries during the third quarter of 2021 were higher for zinc and lower for copper, gold and silver, versus the previous quarter, but were consistent with expectations as the third quarter was a partial ramp-up period for the New Britannia mill. Operations at the Flin Flon concentrator during the third quarter were constrained by ore feed availability from 777 and, as such, ore processed decreased by 22% compared to the second quarter of 2021. Recoveries of copper, gold and silver at the Flin Flon concentrator during the second quarter of 2021 were higher than the previous quarter mainly due to higher copper head grades from the 777 mine, consistent with the metallurgical model.

Combined mine, mill and G&A unit operating costs in the third quarter of 2021 slightly decreased compared to the second quarter of 2021. Hudbay expects Manitoba unit operating costs in 2021 to be in line with the annual guidance range.

Manitoba's cash cost per pound of copper produced, net of by-product credits, for the third quarter of 2021 was negative $1.64, higher than the second quarter primarily due to lower by-product credits, partially offset by lower onsite costs. Manitoba's sustaining cash cost per pound of copper produced, net of by-product credits, in the third quarter of 2021 was $0.75 compared to $0.36 in the second quarter, primarily due to the same reasons listed above, offset by lower comparative sustaining capital expenditures.

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COVID-19 Business Update

On a population adjusted basis, Hudbay continues to see a steady decline in the number of new cases of COVID-19 in the regions in which it operates. Despite these encouraging declines, the company is maintaining stringent COVID-19 measures and controls to ensure the safety of its workforce, partners and communities. As such, the company continues to experience an ongoing financial and, to a lesser extent, operating impact from COVID-19.

New Britannia First Gold Production Achieved and Copper Flotation Facility Fully Commissioned

On August 11, 2021, gold production commenced at the New Britannia mill after refurbishment, commissioning and start-up activities were completed earlier in the summer. First gold production was achieved in line with the timelines assumed in recent guidance and ahead of the original schedule to produce first gold before the end of 2021. Annual gold production from Lalor and the Snow Lake operations is expected to increase to over 180,000 ounces at an average cash cost and sustaining cash cost, net of by-product credits, of $412 and $788 per ounce of gold, respectively, during the first six full years of New Britannia's operation.

The construction of a new copper flotation facility was completed in October 2021, followed by a brief commissioning period completed ahead of the project timeline expectations. The copper facility consists of an innovative and first-of-its-kind flotation circuit based entirely on Jameson cells, a modern pneumatic flotation design that offers a compact layout, low-cost process and flexible flowsheet. First production of copper concentrate was achieved in October and ramp-up of the copper circuit is now underway. New Britannia is expected to achieve its targeted design capacity and commercial production in the fourth quarter of 2021.

Advancing the Copper World Discovery

On September 22, 2021, the results from drilling completed at Copper World between January and June 2021 were released. The drill program totaled over 91,000 feet and intersected additional high-grade copper sulphide and oxide mineralization on the company's wholly-owned private land in Arizona. The Copper World project is located within seven kilometres of the Rosemont copper project and has mineralization located closer to surface than Rosemont, indicating the possibility of lower strip ratios at Copper World. Hudbay recently increased its private land package to approximately 2,400 acres in the west, which together with patented mining claims, now totals approximately 4,500 acres to support an operation entirely on private land.

The 2021 drilling identified three new deposits, for a total of seven deposits at Copper World, covering a combined seven kilometres with mineralized occurrences. The three new deposits are called Bolsa, South Limb and North Limb. The program also confirmed and increased the confidence in the size and quality of the existing Copper World, Broad Top Butte, Peach and Elgin deposits.

There remains the potential for continuity between the Bolsa discovery and the Rosemont deposit as highlighted by three new holes drilled on the western edge of Rosemont, which intersected high-grade copper mineralization similar to the mineralization intersected at Bolsa. For example, drill hole #177 intersected 833 feet of 0.40% copper, including 121 feet at 1.32% copper (please refer to the news release dated September 22, 2021 for additional drill hole information). There remains a 1,500-foot gap in drilling coverage between these three holes and the Bolsa discovery, and the company is developing plans to test this unexplored area.

Given the continued positive results from the exploration program at Copper World, the 2021 drill program was previously expanded from an original 70,000 feet of drilling to over 200,000 feet to be completed by the end of the year with four drill rigs continuing to operate at site. Hudbay is testing the opportunity to use reverse circulation drilling to fast-track future infill drilling programs. This drilling is intended to delineate and upgrade the resource for the seven deposits, while focusing on bridging the gap between the Bolsa discovery and the area west of the Rosemont deposit. The drill program will also continue to explore prospective areas outside of the known deposits.

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Hudbay expects to complete an initial inferred mineral resource estimate for the seven deposits at Copper World before the end of 2021. These mineral resource estimates will form the basis for a preliminary economic assessment ("PEA") expected to be released in the first half of 2022. Mineralogical studies and metallurgical testing programs are underway, and the preliminary results are expected to be incorporated into the PEA. Hudbay continues to progress geotechnical and hydrogeological studies over the Copper World area.

In October, Hudbay received approval from the Arizona State Mine Inspector for its Mined Land Reclamation Plan ("MLRP") for Copper World. The MLRP approval includes the requirement for reclamation cost bonding prior to initiating work on the company's private lands and represents the first step in the state-level permitting process for a private land operation.

The budget for Copper World in 2021 is expected to total approximately $34 million, which increased from the original $10 million budget, to fund the larger drill program and complete the various technical studies. Hudbay will also continue to examine future potential synergies with an operation at Rosemont.

Other Exploration Updates

Peru Regional Exploration

Ongoing evaluation of the underground potential at Constancia Norte supports plans for additional drilling activities in the fourth quarter of 2021. The drilling is expected to confirm continuity and test extensions, which together with the results from an underground scoping study, are expected to be incorporated into the annual mineral reserve and resource update for Constancia in March 2022.

Hudbay continues to progress discussions with the community of Uchucarcco on the Maria Reyna and Caballito properties, both of which are located within ten kilometres of Constancia.

Drilling continues at the Llaguen copper porphyry target located in northern Peru, near the city of Trujillo and in close proximity to existing infrastructure. The initial confirmatory phase of the drill program is expected to total 6,000 metres in 14 holes with two drill rigs presently turning at site. Five holes totaling 2,795 metres have been completed with all holes intersecting mineralization. Pending positive results from this initial drilling phase, a second phase aimed at defining an initial inferred mineral resource for Llaguen would follow in the second quarter of 2022 after the rainy season.

Snow Lake Regional Exploration

The company's regional exploration efforts in the Snow Lake area continue, following on the success from the 2021 winter drill program in the Chisel Basin where the copper-gold rich feeder of the 1901 deposit was discovered and high-grade zinc and gold mineralization was confirmed through infill and extension drilling. A 2022 drill program is planned for 1901 to test the down-plunge extensions of the copper-gold rich feeder zone.

Hudbay's 2021 summer program included regional surface mapping and ground geophysical surveys to delineate the higher priority drill targets for 2022. One of the more promising targets was identified from a borehole survey immediately north of Lalor and is expected to be drill tested in early 2022 both from surface and from underground.

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Ongoing infill drilling continues at Lalor and the results are expected to be incorporated into the annual mineral reserve and resource estimates to be published at the end of March 2022.

Flin Flon Reclamation Obligations and Tailings Reprocessing Opportunity

As part of the company's ongoing efforts to update its Flin Flon closure plan, a comprehensive update completed in the third quarter of 2021 resulted in an increase to the decommissioning and restoration ("DRO") provision of approximately $144 million compared to June 30. This increase is mostly attributable to long-term water treatment and monitoring obligations, along with cost inflation for other remediation activities. The increase in water management costs is primarily a result of the addition of 22 years to the post-closure water management period (to the year 2122), which after applying a very low discount rate, represents a significant portion of the DRO increase. As of September 30, 2021, on an undiscounted basis, the total estimated environmental obligations related to the company's Flin Flon operations were $322 million, of which approximately 25% is expected to occur over the next 15 years in connection with the closure of the Flin Flon operations, while approximately 75% of the obligations are scheduled to be incurred after the closure of the Snow Lake operations, which is currently expected in 2037 based on reserves. The full breakdown is as follows:

  $23 million for previously announced tailings stability activities that will be completed in 2021 and 2022;
  $13 million for demolition costs between the cessation of operations in Flin Flon and 2030;
  $33 million for the construction and operation of a water treatment plant between 2030 and 2042;
  $46 million for demolition and tailings remediation costs after Snow Lake mining activities conclude in 2037 (based on current reserves) until 2042;
  $161 million in post-closure environmental management activities (such as water collection and treatment) from 2037 to 2122; and
  $46 million in other site management costs and remediation activities.

As part of the engineering work done to update the closure plan, Hudbay has identified the opportunity to reprocess tailings at its Flin Flon Tailings Impoundment System ("FFTIS") where tailings from processing activities in Flin Flon have been deposited for over 90 years. The company is in the early stages of technical evaluation and confirmatory drilling to support the completion of a scoping study in 2022. Pending positive results from the scoping study, further feasibility studies would follow. This opportunity could utilize the Flin Flon concentrator, with modifications, after closure of the 777 mine, creating operating and economic benefits to the Flin Flon community. It could also provide the opportunity to redesign the closure plans, increase metal production, defer certain closure costs and reduce the environmental footprint of the FFTIS.

Collective Bargaining Agreements Ratified in Manitoba

New three-and-a-half year collective agreements were ratified by the members of USW Local 7106 and USW Local 9338 in September 2021. Members of the other four unions at Hudbay's Manitoba operations ratified their respective three-and-a-half year collective agreements in July. This completed the collective bargaining process with all six of the company's unions in Manitoba.

Credit Facility Extension and Amendments

On October 26, 2021, Hudbay amended and restated its senior secured revolving credit facilities (the "Credit Facilities") to increase the total amount of available borrowings to $450 million, eliminate certain financial covenants while amending others to increase the company's financial flexibility, reduce the effective interest rate and extend the maturity to October 26, 2025. The remaining financial covenants include maintaining a net debt to EBITDA ratio of less than 4.00:1, a senior secured debt to EBITDA of less than 3.00:1 and an interest coverage ratio of greater than 3.00:1.

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Website Links

Hudbay:

www.hudbay.com

Management's Discussion and Analysis:

https://www.hudbayminerals.com/files/doc_financials/2021/q3/MDA213.pdf

Financial Statements:

https://www.hudbayminerals.com/files/doc_financials/2021/q3/FS213.pdf

Conference Call and Webcast

Date:	Thursday, November 4, 2021

Time:	8:30 a.m. ET

Webcast:	http://services.choruscall.ca/links/hudbay20211105.html

Dial in:	1-416-915-3239 or 1-800-319-4610

Qualified Person and NI 43-101

The technical and scientific information in this news release related to the Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay's Senior Vice President and Chief Operating Officer. The technical and scientific information related to the company's other material mineral projects contained in this news release has been approved by Olivier Tavchandjian, P. Geo, Hudbay's Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the technical reports for the company's material properties as filed by Hudbay on SEDAR at www.sedar.com.

Non-IFRS Financial Performance Measures

Adjusted net earnings (loss), adjusted net earnings (loss) per share, adjusted EBITDA, net debt, cash cost, sustaining and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced, and combined unit cost are non-IFRS performance measures. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

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Hudbay believes adjusted net earnings (loss) and adjusted net earnings (loss) per share better reflect the company's performance for the current period and are better indications of its expected performance in future periods. These measures are used internally by the company to evaluate the performance of its underlying operations and to assist with its planning and forecasting of future operating results. As such, the company believes these measures are useful to investors in assessing the company's underlying performance. The company provides adjusted EBITDA to help users analyze its results and to provide additional information about the company's ongoing cash generating potential in order to assess its capacity to service and repay debt, carry out investments and cover working capital needs. Net debt is shown because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced are shown because the company believes they help investors and management assess the performance of its current and future operations, including the margin generated by the operations and the company. Combined unit cost is shown because the company believes it helps investors and management assess the cost structure and margins that are not impacted by variability in by-product commodity prices.

The following tables provide detailed reconciliations to the most comparable IFRS measures.

Adjusted Net Earnings (Loss) Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Profit (loss) for the period	(170.4)	(3.4)	(24.0)
Tax expense	22.6	18.2	0.1
Profit (loss) before tax	(147.8)	14.8	(23.9)
Adjusting items:
Mark-to-market adjustments[1]	1.7	10.9	1.9
Peru inventory (reversal)	-	(0.7)	-
Variable consideration adjustment - stream revenue and accretion	-	-	(14.1)
Foreign exchange (gain) loss	(3.1)	1.7	(1.2)
Write-down of unamortized transaction costs	-	-	3.8
Premium paid on redemption of notes	-	-	7.3
Impairment - environmental obligation	147.3	-	-
Restructuring charges - Manitoba[2]	9.0	-	-
Past service pension cost	4.2	-	-
Loss on disposal of plant and equipment - Manitoba	5.4	-	-
Adjusted earnings (loss) before income taxes	16.7	26.7	(26.2)
Tax expense	(22.6)	(18.2)	(0.1)
Tax impact of adjusting items	34.6	(2.3)	0.1
Non-cash deferred tax adjustments	9.5	(0.8)	0.8
Adjusted net earnings (loss)	38.2	5.4	(25.4)
Adjusted net earnings (loss) ($/share)	0.15	0.02	(0.10)
Basic weighted average number of common shares outstanding (millions)	261.5	261.5	261.3

1 Includes changes in fair value of the embedded derivative on redeemed notes, gold prepayment liability, Canadian junior mining investments, other financial assets and liabilities at fair value through profit or loss and share-based compensation expenses

2 Includes severance accrued for unionized employees and write down of materials and supply inventories at the Flin Flon operations.

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Adjusted EBITDA Reconciliation

	Three Months Ended
(in $ millions)	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Loss for the period	(170.4)	(3.4)	(24.0)
Add back: Tax expense	22.6	18.2	0.1
Add back: Net finance expense	30.2	43.7	44.8
Add back: Other expenses	16.0	1.0	4.8
Add back: Depreciation and amortization	86.0	99.3	96.0
Less: Amortization of deferred revenue and variable consideration adjustment	(23.5)	(17.1)	(30.2)
	(39.1)	141.7	91.5
Adjusting items (pre-tax):
Peru inventory (reversal)	-	(0.7)	-
Impairment - environmental obligation	147.3	-	-
Restructuring charges - Manitoba[1]	5.4	-	-
Past service pension cost	4.2	-	-
Share-based compensation expenses[2]	1.5	2.2	4.6
Adjusted EBITDA	119.3	143.2	96.1

1 Represents the write-down of materials and supply inventories at the Flin Flon operations.

2 Share-based compensation expenses reflected in cost of sales and selling and administrative expenses.

Net Debt Reconciliation

(in $ thousands)
	Sep. 30, 2021	Jun. 30, 2021	Dec. 31, 2020
Total long-term debt	1,182,612	1,181,195	1,135,675
Cash and cash equivalents	(297,451)	(294,287)	(439,135)
Net debt	885,161	886,908	696,540

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Cash Cost Reconciliation

Consolidated	Three Months Ended
Net pounds of copper produced
(in thousands)	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Peru	39,842	42,015	45,862
Manitoba	11,404	9,736	10,124
Net pounds of copper produced	51,246	51,751	55,985

Consolidated	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb1	$000s	$/lb1	$000s	$/lb1
Cash cost, before by-product credits	206,615	4.04	218,899	4.23	188,699	3.37
By-product credits	(175,057)	(3.42)	(175,470)	(3.39)	(152,403)	(2.72)
Cash cost, net of by-product credits	31,558	0.62	43,429	0.84	36,296	0.65

Consolidated	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits[2]:
Zinc	67,695	1.32	77,707	1.50	66,918	1.20
Gold [3]	76,241	1.49	68,880	1.33	58,093	1.04
Silver [3]	15,957	0.31	15,443	0.30	19,656	0.35
Molybdenum & other	15,164	0.30	13,440	0.26	7,736	0.14
Total by-product credits	175,057	3.42	175,470	3.39	152,403	2.72
Reconciliation to IFRS:
Cash cost, net of by-product credits	31,558		43,429		36,296
By-product credits	175,057		175,470		152,403
Treatment and refining charges	(14,531)		(15,243)		(15,006)
Share-based compensation expense	145		274		411
Inventory adjustments	5,445		(723)		—
Change in product inventory	5,672		15,260		2,229
Royalties	3,489		4,288		4,499
Depreciation and amortization[4]	86,010		99,305		95,998
Cost of sales[5]	297,074		322,060		276,830

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements. Variable consideration adjustments are cumulative adjustments to gold and silver stream deferred revenue primarily associated with the net change in mineral reserves and resources or amendments to the mine plan that would change the total expected deliverable ounces under the precious metal streaming arrangement. For the three months ended September 30, 2020, the variable consideration adjustments amounted to net income of $9,482.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Peru	Three Months Ended
(in thousands)	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Net pounds of copper produced[1]	39,842	42,015	45,862

1 Contained copper in concentrate.

Peru	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	22,772	0.57	26,133	0.62	18,220	0.40
Milling	44,750	1.12	40,286	0.96	42,836	0.93
G&A	13,948	0.35	16,910	0.40	12,538	0.27
Onsite costs	81,470	2.04	83,329	1.98	73,594	1.60
Treatment & refining	7,292	0.18	9,824	0.23	10,694	0.23
Freight & other	9,464	0.24	11,555	0.29	10,201	0.22
Cash cost, before by-product credits	98,226	2.46	104,708	2.50	94,489	2.06
By-product credits	(47,984)	(1.20)	(27,137)	(0.65)	(23,675)	(0.52)
Cash cost, net of by-product credits	50,242	1.26	77,571	1.85	70,814	1.54

Peru	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Gold[3]	24,196	0.61	8,835	0.21	6,099	0.13
Silver[3]	10,557	0.26	7,466	0.18	12,006	0.26
Molybdenum	13,231	0.33	10,836	0.26	5,570	0.12
Total by-product credits	47,984	1.20	27,137	0.65	23,675	0.52
Reconciliation to IFRS:
Cash cost, net of by-product credits	50,242		77,571		70,814
By-product credits	47,984		27,137		23,675
Treatment and refining charges	(7,292)		(9,824)		(10,694)
Inventory adjustments	—		(723)		—
Share-based compensation expenses	31		52		89
Change in product inventory	(3,126)		4,465		4,824
Royalties	998		578		1,664
Overhead costs related to suspension of activities (cash)	—		—		—
Depreciation and amortization[4]	47,185		52,710		53,021
Cost of sales[5]	136,022		151,966		143,393

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Manitoba	Three Months Ended
(in thousands)	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Net pounds of copper produced[1]	11,404	9,736	10,124

1 Contained copper in concentrate.

Manitoba	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Mining	54,634	4.79	54,714	5.62	42,224	4.17
Milling	14,484	1.27	13,655	1.40	11,901	1.18
Refining (Zinc)	15,868	1.39	17,908	1.84	17,504	1.73
G&A	8,680	0.76	14,749	1.51	11,909	1.18
Onsite costs	93,666	8.21	101,026	10.38	83,538	8.25
Treatment & refining	7,239	0.63	5,419	0.56	4,312	0.43
Freight & other	7,484	0.66	7,746	0.80	6,360	0.63
Cash cost, before by-product credits	108,389	9.50	114,191	11.73	94,210	9.31
By-product credits	(127,073)	(11.14)	(148,333)	(15.24)	(128,728)	(12.72)
Cash cost, net of by-product credits	(18,684)	(1.64)	(34,142)	(3.51)	(34,518)	(3.41)

Manitoba	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Supplementary cash cost information	$000s	$/lb	$000s	$/lb	$000s	$/lb
By-product credits[2]:
Zinc	67,695	5.94	77,707	7.98	66,918	6.61
Gold[3]	52,045	4.56	60,045	6.17	51,994	5.14
Silver[3]	5,400	0.47	7,977	0.82	7,650	0.76
Other	1,933	0.17	2,604	0.27	2,166	0.21
Total by-product credits	127,073	11.14	148,333	15.24	128,728	12.72
Reconciliation to IFRS:
Cash cost, net of by-product credits	(18,684)		(34,142)		(34,518)
By-product credits	127,073		148,333		128,728
Treatment and refining charges	(7,239)		(5,419)		(4,312)
Inventory adjustments	5,445		-		-
Past service pension cost	4,229		-		-
Share-based compensation expenses	114		222		322
Change in product inventory	8,798		10,795		(2,595)
Royalties	2,491		3,710		2,835
Depreciation and amortization[4]	38,825		46,595		42,977
Cost of sales[5]	161,052		170,094		133,437

1 Per pound of copper produced.

2 By-product credits are computed as revenue per financial statements, including amortization of deferred revenue and pricing and volume adjustments.

3 Gold and silver by-product credits do not include variable consideration adjustments with respect to stream arrangements.

4 Depreciation is based on concentrate sold.

5 As per IFRS financial statements.

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Sustaining and All-in Sustaining Cash Cost Reconciliation

Consolidated	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	31,558	0.62	43,429	0.84	36,296	0.65
Cash sustaining capital expenditures	65,694	1.28	68,803	1.33	72,461	1.29
Royalties	3,489	0.07	4,288	0.08	4,499	0.08
Sustaining cash cost, net of by-product credits	100,741	1.97	116,520	2.25	113,256	2.02
Corporate selling and administrative expenses & regional costs	10,177	0.20	10,995	0.22	11,705	0.21
Accretion and amortization of decommissioning and community agreements[1]	652	0.01	705	0.01	995	0.02
All-in sustaining cash cost, net of by-product credits	111,570	2.18	128,220	2.48	125,956	2.25
Reconciliation to property, plant and equipment additions:
Property, plant and equipment additions	76,435		96,090		84,440
Capitalized stripping net additions	19,094		22,506		19,183
Decommissioning and restoration obligation net additions	4,563		11,039		(7,642)
Total accrued capital additions	100,092		129,635		95,981
Less other non-sustaining capital costs[2]	37,622		63,694		37,694
Total sustaining capital costs	62,430		65,941		58,287
Right of use leased assets	(9,549)		(9,101)		(10,200)
Capitalized lease cash payments - operating sites	8,453		8,331		8,517
Community agreement cash payments	82		108		1,106
Accretion and amortization of decommissioning and restoration obligations	4,278		3,524		14,751
Cash sustaining capital expenditures	65,964		68,803		72,461

1 Includes accretion of decommissioning relating to non-productive sites, and accretion and amortization of current community agreements.

2 Other non-sustaining capital costs include Arizona capitalized costs, capitalized interest, capitalized exploration, growth capital expenditures and decommissioning and restoration obligation adjustments.

Peru	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	50,242	1.26	77,571	1.85	70,814	1.54
Cash sustaining capital expenditures	40,921	1.03	34,898	0.83	32,354	0.71
Royalties	998	-	578	0.01	1,664	0.04
Sustaining cash cost per pound of copper produced	92,161	2.31	113,047	2.69	104,832	2.29

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Manitoba	Three Months Ended
	Sep. 30, 2021		Jun. 30, 2021		Sep. 30, 2020
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	(18,684)	(1.64)	(34,142)	(3.51)	(34,518)	(3.41)
Cash sustaining capital expenditures	24,773	2.17	33,905	3.49	40,107	3.96
Royalties	2,491	0.22	3,710	0.38	2,835	0.28
Sustaining cash cost per pound of copper produced	8,580	0.75	3,473	0.36	8,424	0.83

Combined Unit Cost Reconciliation

Peru	Three Months Ended
(in thousands except ore tonnes milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Mining	22,772	26,133	18,220
Milling	44,750	40,286	42,836
G&A [1]	13,948	16,910	12,538
Other G&A [2]	(286)	52	89
Unit cost	81,184	83,381	73,683
Tonnes ore milled	6,985	7,413	7,481
Combined unit cost per tonne	11.62	11.25	9.85
Reconciliation to IFRS:
Unit cost	81,184	83,381	73,683
Freight & other	9,464	11,555	10,201
Other G&A	286	(52)	(89)
Share-based compensation expenses	31	52	89
Inventory adjustments	-	(723)	-
Change in product inventory	(3,126)	4,465	4,824
Royalties	998	578	1,664
Depreciation and amortization	47,185	52,710	53,021
Cost of sales[3]	136,022	151,966	143,393

1 G&A as per cash cost reconciliation above.

2 Other G&A primarily includes profit sharing costs.

3 As per IFRS financial statements.

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Manitoba	Three Months Ended
(in thousands except tonnes ore milled and unit cost per tonne)
Combined unit cost per tonne processed	Sep. 30, 2021	Jun. 31, 2021	Sep. 30, 2020
Mining	54,634	54,714	42,224
Milling	14,484	13,655	11,901
G&A [1]	8,680	14,749	11,909
Less: G&A allocated to zinc metal production	(3,280)	(3,724)	(3,707)
Less: Other G&A related to profit sharing costs	3,381	(1,274)	(10)
Unit cost	77,899	78,120	62,317
USD/CAD implicit exchange rate	1.26	1.23	1.33
Unit cost - C$	98,151	95,927	82,962
Tonnes ore milled	666,263	646,987	657,895
Combined unit cost per tonne - C$	147	148	126
Reconciliation to IFRS:
Unit cost	77,899	78,120	62,317
Freight & other	7,484	7,746	6,360
Refined (zinc)	15,868	17,908	17,504
G&A allocated to zinc metal production	3,280	3,724	3,707
Other G&A related to profit sharing	(3,381)	1,274	10
Share-based compensation expenses	114	222	322
Inventory adjustments	5,445	-	-
Past service pension cost	4,229	-	-
Change in product inventory	8,798	10,795	(2,595)
Royalties	2,491	3,710	2,835
Depreciation and amortization	38,825	46,595	42,977
Cost of sales[2]	161,052	170,094	133,437

1 G&A as per cash cost reconciliation above.

2 As per IFRS financial statements.

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "budget", "guidance", "scheduled", "estimates", "forecasts", "strategy", "target", "intends", "objective", "goal", "understands", "anticipates" and "believes" (and variations of these or similar words) and statements that certain actions, events or results "may", "could", "would", "should", "might" "occur" or "be achieved" or "will be taken" (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance and potential revisions to such guidance, anticipated production at Hudbay's mines and processing facilities, expectations regarding the impact of the COVID-19 pandemic on operations, financial condition and prospects, and the company's ability to effectively engage with local communities in Peru and other stakeholders, expectations regarding the Rosemont project and the outcome of litigation challenging Rosemont's permits, expectations regarding the Copper World exploration program and timelines for an initial resource estimate and preliminary economic assessment, expectations regarding the Snow Lake gold strategy, including the continuing ramp-up of the New Britannia mill, increasing the mining rate at Lalor and optimizing the Stall and New Britannia mills, the possibility of converting inferred mineral resource estimates to higher confidence categories, expectations regarding the costs and schedule of the recently approved updated closure plan for Flin Flon, the potential to reprocess Flin Flon tailings in the future and the possible benefits of such a project, the potential and Hudbay's anticipated plans for advancing the mining of its properties surrounding Constancia and elsewhere in Peru, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company's financial performance to metals prices, events that may affect its operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay has identified and applied in drawing conclusions or making forecasts or projections are set out in the forward-looking information include, but are not limited to:

  Hudbay's ability to continue to operate safely and at full capacity during the COVID-19 pandemic;
  the availability, global supply and effectiveness of COVID-19 vaccines, the effective distribution of such vaccines in the countries in which the company operates, the lessening of restrictions related to COVID-19, and the anticipated rate and timing for each of the foregoing;
  the ability to achieve production and unit cost guidance;
  no significant interruptions to operations due to the COVID-19 pandemic or social or political unrest in the regions Hudbay operates;
  the ability to obtain all required permits for the Copper World project;
  the successful outcome of the Rosemont litigation;
  the ability to ramp-up the New Britannia mill and achieve anticipated production;
  the economic prospects of reprocessing Flin Flon tailings;
  the success of mining, processing, exploration and development activities;
  the scheduled maintenance and availability of Hudbay's processing facilities;
  the accuracy of geological, mining and metallurgical estimates;
  anticipated metals prices and the costs of production;
  the supply and demand for metals the company produces;
  the supply and availability of all forms of energy and fuels at reasonable prices;
  no significant unanticipated operational or technical difficulties;
  the execution of business and growth strategies, including the success of the company's strategic investments and initiatives;
  the availability of additional financing, if needed;
  the ability to complete project targets on time and on budget and other events that may affect Hudbay's ability to develop its projects;
  the timing and receipt of various regulatory and governmental approvals;
  the availability of personnel for exploration, development and operational projects and ongoing employee relations;
  maintaining good relations with the labour unions that represent certain of Hudbay's employees in Manitoba and Peru;
  maintaining good relations with the communities in which Hudbay operates, including the neighbouring Indigenous communities and local governments;
  no significant unanticipated challenges with stakeholders at various projects;

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  no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
  no contests over title to the company's properties, including as a result of rights or claimed rights of Indigenous peoples or challenges to the validity of Hudbay's unpatented mining claims;
  the timing and possible outcome of pending litigation and no significant unanticipated litigation;
  certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian and Peruvian governments; and
  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks associated with the COVID-19 pandemic and its effect on the company's operations, financial condition, projects and prospects, the possibility of a global recession arising from the COVID-19 pandemic and attempts to control it, the direct and indirect impacts of the change in government in Peru, future uncertainty with respect to the Peruvian mining tax regime and social unrest in Peru, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay's projects, risks related to the ongoing Rosemont litigation process and other legal challenges that could affect Rosemont or Copper World, risks related to the new Lalor mine plan, including the continuing ramp-up of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the technical and economic prospects of reprocessing Flin Flon tailings, the potential that additional financial assurance will be required to support the updated Flin Flon closure plan, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of Hudbay's reserves, volatile financial markets that may affect its ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company's ability to comply with its pension and other post-retirement obligations, the company's ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

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About Hudbay

Hudbay (TSX, NYSE: HBM) is a diversified mining company primarily producing copper concentrate (containing copper, gold and silver), zinc metal and silver/gold doré. Directly and through its subsidiaries, Hudbay owns three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). The company's growth strategy is focused on the exploration, development, operation and optimization of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay's vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay's mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Further information about Hudbay can be found on www.hudbay.com.

For further information, please contact:

Candace Brûlé

Director, Investor Relations

(416) 814-4387

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i Adjusted net loss; adjusted net loss per share; adjusted EBITDA; cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced and per ounce of gold produced, net of by-product credits; unit operating costs; and net debt are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see the "Non-IFRS Financial Reporting Measures" section of this news release.